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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ENGINEERING ANIMATION, INC.
                       (Name of Subject Company (Issuer))

                          UGS ACQUISITION CORPORATION,
                          a wholly owned subsidiary of
                           UNIGRAPHICS SOLUTIONS INC.
                       (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   29287210-8
                      (CUSIP Number of Class of Securities)

                             J. Randall Walti, Esq.
                                 General Counsel
                           UNIGRAPHICS SOLUTIONS INC.
                              13736 Riverport Drive
                        Maryland Heights, Missouri 63043
                             TELEPHONE: 314-344-5900
                             FACSIMILE: 314-344-2677
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                          William F. Bavinger III, Esq.
                                 Bryan Cave LLP
                           700 Thirteenth Street, N.W.
                              Washington, DC 20005
                             Telephone: 202-508-6000
                             Facsimile: 202-508-6200


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                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                         Amount of Filing Fee
        $214,170,866.25                                  $42,835
================================================================================


* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Engineering Animation, Inc. (the "Common Stock"), including the related preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), and 3,503,444 Shares issuable upon exercise of outstanding options, at a price of $13.75 per Share, without interest. As of August 31, 2000, there were 12,072,619 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 15,576,063 Shares and $13.75 per Share. Such number does not render any Shares issuable upon exercise of outstanding Company Stock Options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None             Filing Party:     Not Applicable
Form or Registration No.:  Not Applicable   Date Filed:       Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]     third-party tender offer subject to Rule 14d-1.
         [ ]     issuer tender offer subject to Rule 13e-4.
         [ ]     going-private transaction subject to Rule 13e-3.
         [ ]     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by UGS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Unigraphics Solutions Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Engineering Animation, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $13.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Engineering Animation, Inc., a Delaware corporation. The Company's principal executive offices are located at 2321 North Loop Drive, Ames, Iowa 50010 and its phone number is 515-296-9908.

(b) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a),(b),(c) This Statement is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent") and Schedule I to the Offer to Purchase is incorporated herein by reference.






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ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)(i-viii,xii) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment"), Section 3 ("Procedures for Accepting the Offer and Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain Federal Income Tax Consequences"), Section 11 ("Purpose of the Offer; Plans for the Company"), Section 14 ("Certain Conditions of the Offer") and
Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(a)(1)(ix)        Not applicable.

(a)(1)(x)         Not applicable.

(a)(1)(xi)        Not applicable.

(a)(2)            Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in the Offer to Purchase under "Introduction," and Section 10 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effect of the Offer on the Market for the Shares; Stock Market Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) The information set forth in the Offer to Purchase under Section 12 ("Source and Amount of Funds") is incorporated herein by reference.





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ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a),(b) The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning the Purchaser and Parent") and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a),(b) Because the consideration offered consists solely of cash, the offer is not subject to any financing condition, Parent is a public reporting company under Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, and files reports electronically with the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"),
         Section 7 ("Effect of the Offer on the Market for the Shares; Stock Market Listing; Exchange Act Registration; Margin Regulations"),
         Section 11 ("Purpose of the Offer; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)   Offer to Purchase, dated September 13, 2000.

(a)(1)(B)   Letter of Transmittal.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.





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(a)(1)(F)         Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

(a)(1)(G) Press release issued jointly by Parent and the Company, dated September 13, 2000, announcing the commencement of the Offer.

(a)(1)(H)         Summary Advertisement, dated September 13, 2000.

(a)(1)(I) Press release issued jointly by Parent and the Company and letter of announcement to employees announcing signing of the Merger Agreement, each dated September 5, 2000, incorporated herein by reference to the Schedule TO (File No. 005-48517) filed by Parent and Purchaser on September 5, 2000.

(b)(1) Intercompany Credit Agreement, dated as of January 1, 1998, by and between Parent and Electronic Data Systems Corporation.

(b)(2) Amendment to Intercompany Credit Agreement, dated as of September 1, 2000, by and between Parent and Electronic Data Systems Corporation.

(d)(1) Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Stock Option Agreement, dated as of September 5, 2000, by and between Parent and Target.

(d)(3) Stockholders Agreement, dated as of September 5, 2000, by and among Parent, Purchaser and each of the holders of Shares parties thereto.

(g)               Not applicable.

(h)               Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                             UGS ACQUISITION CORPORATION


                             By:      /s/  Douglas E. Barnett
                                      -----------------------
                             Name:    Douglas E. Barnett
                             Title:   President


                             UNIGRAPHICS SOLUTIONS INC.

                             By:      /s/  Douglas E. Barnett
                                      -----------------------
                             Name:    Douglas E. Barnett
                             Title:   Vice President, Chief Financial Officer




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                                  EXHIBIT INDEX

Exhibit                    Description
-------                    -----------

(a)(1)(A)         Offer to Purchase, dated September 13, 2000.

(a)(1)(B)         Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press release issued jointly by Parent, Purchaser and the Company, dated September 13, 2000, announcing the commencement of the Offer.

(a)(1)(H)         Summary Advertisement, dated September 13, 2000.

(a)(1)(I) Press release issued jointly by Parent and the Company and letter of announcement to employees announcing signing of the Merger Agreement, each dated September 5, 2000, incorporated herein by reference to the Schedule TO (File No. 005-48517) filed by Parent and Purchaser on September 5, 2000.

(b)(1) Intercompany Credit Agreement, dated as of January 1, 1998, by and between Parent and Electronic Data Systems Corporation.

(b)(2) Amendment to Intercompany Credit Agreement, dated as of September 1, 2000, by and between Parent and Electronic Data Systems Corporation.

(d)(1) Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Stock Option Agreement, dated as of September 5, 2000, by and between Parent and Target.

(d)(3) Stockholders Agreement, dated as of September 5, 2000, by and among Parent, Purchaser and each of the holders of Shares parties thereto.




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(g)               Not applicable.

(h)               Not applicable.